

February 21, 2023

Ryan Frazier
Chief Executive Officer
Arrived STR, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

      Re: Arrived STR, LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 10
          Filed February 17, 2023
          File No. 024-11958

Dear Ryan Frazier:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 and Ruairi Regan at 202-551-3269 with any questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Real Estate & Construction

cc: John Rostom, Esq.